EXHIBIT 4.6

SUMMARY OF KEY TERMS

GAS SUPPLY CONTRACT BETWEEN OLYMPIC PERU AND CEMENTOS PACASMAYO

General

On August 29, 2018, Cementos Pacasmayo S.A.A. (the “Company”) entered into an agreement with Olympic Peru pursuant to which Olympic Peru will supply natural gas to the Company. Under the terms of the agreement, natural gas, to be used exclusively for consumption by the Company, is extracted from lot XIII, located in Vice district, in the Province of Sechura, Piura. transmitted through a pipeline and delivered by Olympic Peru to a delivery point at our Piura plant.

Term

The agreement will enter into force on the date natural gas is first supplied to the Company and will remain in force until the earlier of (i) the 18-year anniversary of such date and (ii) the termination of the license agreement for the exploration and exploitation of hydrocarbons from Lot XIII, dated May 30, 1996, between Olympic Peru and Perupetro S.A., as amended, unless earlier terminated by either party pursuant to the terms of the agreement or as provided by applicable law.

Agreement Phases

The agreement contemplates two phases: the “Spot Phase” and the “Firm Phase.”

Spot Phase

The Spot Phase is the first phase of the agreement, and will apply until the following conditions are met:

a.	Olympic Peru obtains the necessary permits for extracting and collecting natural gas at a station at our Piura plant (which has already been set up); and

b.	Olympic Peru builds a gas pipeline and installs all the necessary equipment to provide gas at the point of sale at our Piura plant.

During this phase, all risk is for the account of Olympic Peru, the Company is not required to make any purchases, and there is no requirement of exclusivity.

During this phase, the Company or Olympic Peru may terminate the agreement at any time without any liability of any kind to the other party.

During this phase, the Company will pay Olympic Peru a fixed price per MMBTU that is adjusted in year 6, year 9 and year 12.

Firm Phase

The Firm Phase is the second phase of the agreement, and will commence upon the termination of the Spot Phase, and satisfaction of the conditions set forth below. Upon commencement of the Firm Phase, the agreement will cease to be a spot supply contract, and will become a “take or pay” contract until it expires or is terminated pursuant to its terms. The following conditions must be met in order to begin this phase:

a)	The Peruvian government must grant a concession to a concessionaire for the distribution of natural gas through pipelines in Piura, where the Company’s Piura plant is located.

b)	Olympic Peru must transfer part of the system for extraction and collection of natural gas to the distribution concessionaire; and

c)	The Company must sign a distribution contract with the distribution concessionaire, on terms and conditions acceptable to Olympic Peru. Likewise, by virtue of the terms of the supply agreement, Olympic Peru will assume the Company’s interest in the distribution contract.

During the Firm Phase, the Company will be required to take and to pay, even if the Company does not take the natural gas supplied by Olympic Peru, for the amount of the maximum contacted volume (MCV) described below:

●	For the first five years from the first date that natural gas is supplied to the Company under the agreement, the minimum daily volume of 60% of the MCV (including any increases in the MCV); and

●	For the remainder of the term of the agreement, the minimum daily volume of 70% of the MCV (including any increases of the MCV).

From the commencement of the Firm Phase, the penalty for terminating the agreement prior to its expiration or termination of the license agreement is equal to approximately US$8 million for the first five years, and after that time, the penalty is equal to approximately US$4 million.

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